News Release

Burcon JV Company, Merit Functional Foods, Achieves

First Commercial Production of Canola Protein

A Global Plant-based Protein First For Canola

Vancouver, British Columbia, April 12, 2021 - Burcon NutraScience Corporation (TSX: BU)  (OTCQB: BUROF), a global technology leader in the development of clean-label, plant-based proteins for foods and beverages, is pleased to announce that its joint venture company, Merit Functional Foods Corporation ("Merit Foods" or "Merit"), has achieved first commercial production of its novel lineup of Puratein® canola proteins. Merit's new, state-of-the-art, plant-based protein production complex is now the first and only commercial-scale facility in the world capable of producing food-grade protein from canola, the world's second-largest oilseed crop. Merit intends to continue optimizing the manufacturing process in the coming weeks, with an expectation of fulfilling commercial commitments in Q2 for its better-tasting, better-functioning and better-for-you plant proteins.

"This is a truly momentous achievement for us and one that has been a long time in the making," said Johann F. Tergesen, Burcon's president and chief executive officer, adding: "Burcon first embraced the vision of canola's potential as a premium, food-grade protein source over 20 years ago. Today, Merit Foods, with its just-completed high-tech plant protein production facility, is bringing eco-friendly canola proteins to market using Burcon's patented processing technology. These proteins stand to change the way the world's consumers get their protein."

"This milestone is a significant step toward fulfilling canola's enormous global potential as an important, new, environmentally friendly source of high-quality, plant-based protein for food and beverage product development. As the world's second-largest oilseed crop, canola protein is perfectly positioned to offer a sustainable way to feed and nourish the world's growing population."

Canola was originally developed out of rapeseed in the 1970s after many years' efforts by Canadian researchers Baldur Stefansson and Keith Downey, considered the fathers of canola. This scientific advance enabled the production and use of canola oil for human consumption. Since that time, canola agricultural production has expanded globally to now be the number two oilseed in the world-behind soybeans and ahead of sunflower seed, peanuts and cottonseed. Burcon's world-leading team of food scientists and chemical engineers has worked for more than two decades to unlock the full nutritional and functional properties of canola proteins. Burcon's efforts have culminated in the opening of Merit's new plant protein processing facility, and now the commercial-scale production of Merit's novel lineup of Puratein® canola proteins.

Merit's new, ultramodern, plant-based protein production facility is dedicated to the production, of novel pea and canola protein ingredients using licensed technology from Burcon. Unique in its design and structured for rapid expansion, Merit's 94,000-square-foot facility has been engineered and constructed to be able to process both non-GMO canola and yellow field peas, giving it the ability to produce Merit's lineup of Puratein® canola proteins, its Peazazz®and Peazac® pea proteins, and its MeritPro™ protein blends. Merit's Puratein®, Peazazz®, Peazac® and MeritPro™ are ideal ways for food and beverage companies to give their products a much-needed nutritional boost while remaining dairy-free, soy-free, grain-free and gluten-free.

Broadcast-quality Burcon and canola video footage can be downloaded here (https://burcon.ca/media-kit/).

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of clean-label, plant-based proteins for foods and beverages. With over 300 issued patents and more than 225 additional patent applications developed over a span of more than 20 years, Burcon has grown an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more. In 2019, Merit Functional Foods Corporation was established in a joint venture between Burcon and three veteran food industry executives. Merit Foods has built a state-of-the-art protein production facility in Manitoba, Canada to produce, under licence, Burcon's novel pea and canola protein ingredients. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the expected use of proceeds contained in this press release. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations; marketing activities; adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 29, 2020 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM